02019643

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 37664 |

RECEIVED
MAR 05 2002

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TLS Financial Services, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 Providence RD
(No. and Street)

Towson, (City) Maryland (State) 21286-2977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Schmidt (410) 825-1295
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wooden & Benson, Chartered
(Name — *if individual, state last, first, middle name*)

100 W. Pennsylvania Ave., (Address) Baltimore, (City) Maryland (State) 21204 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Thomas L. Schmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TLS Financial Services, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Thomas L. Schmidt
Signature

President
Title

Barbara A. Cardinale
Notary Public

BARBARA A. CARDINALE
NOTARY PUBLIC STATE OF MARYLAND
BALTIMORE COUNTY
COMMISSION EXPIRES AUGUST 1, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

| FORM X-17A-5 | **FOCUS REPORT**<br>(Financial and Operational Combined Uniform Single Report)<br>**Part IIA Quarterly 17a-5(a)**<br>INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17 |
|---|---|

## COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: TLS FINANCIAL SERVICES, INC. [0013]

SEC File Number: 8- 37664 [0014]

Address of Principal Place of Business: 920 PROVIDENCE RD [0020]

TOWSON [0021] MD [0022] 21286-2977 [0023]

Firm ID: 19625 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: THOMAS L. SCHMIDT - PRESIDENT [0030] Phone: (410) 825-1295 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☐ [0042]

## ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

| | | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. | Cash | 28,104 [0200] | | 28,104 [0750] |
| 2. | Receivables from brokers or dealers: | | | |
| | A. Clearance account | [0295] | | |
| | B. Other | [0300] | [0550] | 0 [0810] |
| 3. | Receivables from non-customers | [0355] | [0600] | 0 [0830] |
| 4. | Securities and spot commodities owned, at market value: | | | |
| | A. Exempted securities | [0418] | | |
| | B. Debt securities | [0419] | | |
| | C. Options | [0420] | | |
| | D. Other securities | [0424] | | |
| | E. Spot commodities | [0430] | | 0 [0850] |
| 5. | Securities and/or other investments not readily marketable: | | | |
| | A. At cost [0130] | | | |
| | B. At estimated fair value | [0440] | [0610] | 0 [0860] |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | 0 [0880] |
| | A. Exempted securities [0150] | | | |
| | B. Other securities | | | |

| | | | | | |
|---|---|---|---|---|---|
| | | [0160] | | | |
| 7. | Secured demand notes market value of collateral: | | [0470] | [0640] | 0 [0890] |
| | A. Exempted securities | [0170] | | | |
| | B. Other securities | [0180] | | | |
| 8. | Memberships in exchanges: | | | | |
| | A. Owned, at market | [0190] | | | |
| | B. Owned, at cost | | | [0650] | |
| | C. Contributed for use of the company, at market value | | | [0660] | 0 [0900] |
| 9. | Investment in and receivables from affiliates, subsidiaries and associated partnerships | | [0480] | [0670] | 0 [0910] |
| 10. | Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 0 [0490] | 899 [0680] | 899 [0920] |
| 11. | Other assets | | 150 [0535] | 0 [0735] | 150 [0930] |
| 12. | TOTAL ASSETS | | 28,254 [0540] | 899 [0740] | 29,153 [0940] |

## LIABILITIES AND OWNERSHIP EQUITY

| | Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|---|
| 13. | Bank loans payable | [1045] | [1255] | 0 [1470] |
| 14. | Payable to brokers or dealers: | | | |
| | A. Clearance account | [1114] | [1315] | 0 [1560] |
| | B. Other | [1115] | [1305] | 0 [1540] |
| 15. | Payable to non-customers | [1155] | [1355] | 0 [1610] |
| 16. | Securities sold not yet purchased, at market value | | [1360] | 0 [1620] |
| 17. | Accounts payable, accrued liabilities, expenses and other | 75 [1205] | [1385] | 75 [1685] |
| 18. | Notes and mortgages payable: | | | |
| | A. Unsecured | [1210] | | 0 [1690] |
| | B. Secured | [1211] | [1390] | 0 [1700] |
| 19. | Liabilities subordinated to claims of general creditors: | | | |
| | A. Cash borrowings: | | [1400] | 0 [1710] |
| | 1. from outsiders [0970] | | | |
| | 2. Includes equity subordination (15c3-1(d)) of [0980] | | | |
| | B. Securities borrowings, at market value: from outsiders [0990] | | [1410] | 0 [1720] |
| | C. Pursuant to secured demand note | | | 0 |

| | | | |
|---|---|---|---|
| collateral agreements: 1. from outsiders | | [1420] | [1730] |
| [1000] | | | |
| 2. Includes equity subordination (15c3-1(d)) of [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | 0 [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | 0 [1750] |
| 20. TOTAL LIABLITIES | 75 [1230] | 0 [1450] | 75 [1760] |

## Ownership Equity

| | Total |
|---|---|
| 21. Sole proprietorship | [1770] |
| 22. Partnership (limited partners ______ [1020] ) | [1780] |
| 23. Corporations: | |
| A. Preferred stock | [1791] |
| B. Common stock | 100 [1792] |
| C. Additional paid-in capital | 28,731 [1793] |
| D. Retained earnings | 248 [1794] |
| E. Total | 29,079 [1795] |
| F. Less capital stock in treasury | 0 [1796] |
| 24. TOTAL OWNERSHIP EQUITY | 29,079 [1800] |
| 25. | 29,154 |

**TOTAL LIABILITIES AND OWNERSHIP EQUITY** [1810]

## STATEMENT OF INCOME (LOSS)

| Period Beginning 10/01/2001 [3932] | Period Ending 12/31/2001 [3933] | Number of months 3 [3931] |
|---|---|---|

## REVENUE

| | | | |
|---|---|---|---|
| 1. | Commissions: | | |
| | a. | Commissions on transactions in exchange listed equity securities executed on an exchange | [3935] |
| | b. | Commissions on listed option transactions | [3938] |
| | c. | All other securities commissions | [3939] |
| | d. | Total securities commissions | 0 [3940] |
| 2. | Gains or losses on firm securities trading accounts | | |
| | a. | From market making in options on a national securities exchange | [3945] |
| | b. | From all other trading | [3949] |
| | c. | Total gain (loss) | 0 [3950] |
| 3. | Gains or losses on firm securities investment accounts | | [3952] |
| 4. | Profit (loss) from underwriting and selling groups | | [3955] |
| 5. | Revenue from sale of investment company shares | | 9,701 [3970] |
| 6. | Commodities revenue | | [3990] |
| 7. | Fees for account supervision, investment advisory and administrative services | | [3975] |
| 8. | Other revenue | | 0 [3995] |
| 9. | Total revenue | | 9,701 [4030] |

## EXPENSES

| | | |
|---|---|---|
| 10. | Salaries and other employment costs for general partners and voting stockholder officers | 4,499 [4120] |
| 11. | Other employee compensation and benefits | 1,421 [4115] |

| | | | |
|---|---|---|---|
| 12. | Commissions paid to other broker-dealers | | [4140] |
| 13. | Interest expense | | [4075] |
| | a. Includes interest on accounts subject to subordination agreements | [4070] | |
| 14. | Regulatory fees and expenses | | 228 [4195] |
| 15. | Other expenses | | 9,116 [4100] |
| 16. | Total expenses | | 15,264 [4200] |

## NET INCOME

| | | | |
|---|---|---|---|
| 17. | Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16) | | -5,563 [4210] |
| 18. | Provision for Federal Income taxes (for parent only) | | [4220] |
| 19. | Equity in earnings (losses) of unconsolidated subsidiaries not included above | | [4222] |
| | a. After Federal income taxes of | [4238] | |
| 20. | Extraordinary gains (losses) | | [4224] |
| | a. After Federal income taxes of | [4239] | |
| 21. | Cumulative effect of changes in accounting principles | | [4225] |
| 22. | Net income (loss) after Federal income taxes and extraordinary items | | -5,563 [4230] |

**MONTHLY INCOME**

| | | |
|---|---|---|
| 23. | Income (current monthly only) before provision for Federal income taxes and extraordinary items | 3,445 [4211] |

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

| | | | |
|---|---|---|---|
| A. (k) | (1)--Limited business (mutual funds and/or variable annuities only) | ☑ | [4550] |
| B. (k) | (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained | ☐ | [4560] |
| C. (k) | (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm (s) | ☐ | [4570] |

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- ____ [4335A] | ____ [4335A2] | ____ [4335B] |
| 8- ____ [4335C] | ____ [4335C2] | ____ [4335D] |
| 8- ____ [4335E] | ____ [4335E2] | ____ [4335F] |
| 8- ____ [4335G] | ____ [4335G2] | ____ [4335H] |
| 8- ____ [4335I] | ____ [4335I2] | ____ [4335J] |

| | | | |
|---|---|---|---|
| D. (k) | (3)--Exempted by order of the Commission | ☐ | [4580] |

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 29,079 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | 0 [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | 29,079 [3500] |
| 4. | Add: | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 0 [3520] |
| | B. Other (deductions) or allowable credits (List) | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | 29,079 [3530] |
| 6. | Deductions and/or charges: | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | | 899 [3540] | |
| | B. Secured demand note deficiency | | [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | | [3600] | |
| | D. Other deductions and/or charges | | [3610] | -899 [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | [3630B] | |
| | | [3630C] | [3630D] | |
| | | [3630E] | [3630F] | 0 [3630] |
| 8. | Net capital before haircuts on securities positions | | | 28,180 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | A. Contractual securities commitments | | [3660] | |

| | | | |
|---|---|---|---|
| B. Subordinated securities borrowings | | [3670] | |
| C. Trading and investment securities: | | | |
| 1. Exempted securities | | [3735] | |
| 2. Debt securities | | [3733] | |
| 3. Options | | [3730] | |
| 4. Other securities | | [3734] | |
| D. Undue Concentration | | [3650] | |
| E. Other (List) | | | |
| | [3736A] | [3736B] | |
| | [3736C] | [3736D] | |
| | [3736E] | [3736F] | |
| | | 0 [3736] | 0 [3740] |
| 10. Net Capital | | | 28,180 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | |
|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | 5 [3756] |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000 [3758] |
| 13. Net capital requirement (greater of line 11 or 12) | 5,000 [3760] |
| 14. Excess net capital (line 10 less 13) | 23,180 [3770] |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 28,172 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | 75 [3790] |
| 17. | Add: | | | |
| | A. Drafts for immediate credit | | [3800] | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | |
| | C. Other unrecorded amounts(List) | | | |
| | | [3820A] | [3820B] | |
| | | [3820C] | [3820D] | |
| | | [3820E] | [3820F] | |
| | | | 0 [3820] | 0 [3830] |
| 19. | Total aggregate indebtedness | | | 75 [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | | % 0 [3850] |

## OTHER RATIOS

| | | |
|---|---|---|
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % 0 [3860] |

## SCHEDULED WITHDRAWALS

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual | Name of Lender or Contributor | Insider or Outsider | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | Withdrawal or Maturity Date (MMDDYYYY) | Expect to Renew |
|---|---|---|---|---|---|
| _ [4600] | [4601] | [4602] | [4603] | [4604] | _ [4605] |
| _ [4610] | [4611] | [4612] | [4613] | [4614] | _ [4615] |
| _ [4620] | [4621] | [4622] | [4623] | [4624] | _ [4625] |
| _ [4630] | [4631] | [4632] | [4633] | [4634] | _ [4635] |
| _ [4640] | [4641] | [4642] | [4643] | [4644] | _ [4645] |
| _ [4650] | [4651] | [4652] | [4653] | [4654] | _ [4655] |
| _ [4660] | [4661] | [4662] | [4663] | [4664] | _ [4665] |
| _ [4670] | [4671] | [4672] | [4673] | [4674] | _ [4675] |
| _ [4680] | [4681] | [4682] | [4683] | [4684] | _ [4685] |
| _ [4690] | [4691] | [4692] | [4693] | [4694] | _ [4695] |
| | | TOTAL $ | 0 [4699] | | |

Omit Pennies

**Instructions** Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than months.

| Withdrawal | Description |
|---|---|
| 1 | Equity Capital |
| | |

| | |
|---|---|
| 2 | Subordinated Liabilities |
| 3 | Accruals |
| 4 | 15c3-1(c)(2)(iv) |

## STATEMENT OF CHANGES

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. | Balance, beginning of period | | 34,642 [4240] |
| | A. Net income (loss) | | -5,563 [4250] |
| | B. Additions (includes non-conforming capital of | [4262] ) | [4260] |
| | C. Deductions (includes non-conforming capital of | [4272] ) | [4270] |
| 2. | Balance, end of period (From item 1800) | | 29,079 [4290] |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. | Balance, beginning of period | [4300] |
| | A. Increases | [4310] |
| | B. Decreases | [4320] |
| 4. | Balance, end of period (From item 3520) | 0 [4330] |

**Note:** No significant differences exist between the above computation of net capital under Rule 15c3.1 and that filed with the corporation's December 31, 2001 Focus Part IIA Report.

Exhibit II

# TLS FINANCIAL SERVICES, INC.
**Towson, Maryland**

**STATEMENT PERTAINING TO EXEMPTIVE PROVISIONS UNDER 15c3-3(k)**
**DECEMBER 31, 2001**

**Computation for Determination of Reserve Requirement Under Exhibit A of Rule 15c3-3**

Member exempt under 15c3-3(k).

**Information Relating to Possession and Control Requirements Under Rule 15c3-3**

Member exempt under 15c3-3(k).

Exhibit III

# TLS FINANCIAL SERVICES, INC.
**Towson, Maryland**

## RECONCILIATION OF FOCUS REPORT TO AUDITED FINANCIAL STATEMENTS DECEMBER 31, 2001

| | |
|---|---|
| Retained earnings per financial statements | $ 247 |
| Rounding adjustment | 1 |
| Retained earnings per Focus Report | $ 248 |
| | |
| Total stockholder's equity per financial statements | $29,078 |
| Rounding adjustment | 1 |
| Total stockholder's equity per Focus Report | $29,079 |
| | |
| Total liabilities and stockholder's equity per financial statements | $29,153 |
| Rounding adjustment | 1 |
| Total liabilities and stockholder's equity per Focus Report | $29,154 |

WOODEN & BENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Accountants on Internal Control as Required by SEC Rule 17a-5

To the Stockholder
TLS Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules for TLS Financial Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining, compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a- 13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wooden & Benson

February 16, 2002
Baltimore, Maryland

# TLS Financial Services, Inc.
TOWSON, MARYLAND

## Independent Auditor's Report, Financial Statements and Supplemental Information

December 31, 2001

# TLS Financial Services, Inc.
## TOWSON, MARYLAND

## December 31, 2001

*Table of Contents*

WOODEN & BENSON

CHARTERED
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report**

The Stockholder of
TLS Financial Services, Inc.

We have audited the statement of financial condition of TLS Financial Services, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLS Financial Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wooden & Benson

February 16, 2002
Baltimore, Maryland

# TLS FINANCIAL SERVICES, INC.
**Towson, Maryland**

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash | $28,104 |
| Commissions receivable | 150 |
| Office furniture and equipment, net of accumulated depreciation of $16,949 | 899 |
| Total assets | $29,153 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Commissions payable | $ 75 |
| Total liabilities | 75 |
| Stockholder's Equity | |
| Capital stock - $1 par value; authorized 100,000 shares; 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 28,731 |
| Retained earnings | 247 |
| Total stockholder's equity | 29,078 |
| Total liabilities and stockholder's equity | $29,153 |

The accompanying notes to financial statements are an integral part of these statements.

# TLS FINANCIAL SERVICES, INC.
**Towson, Maryland**

## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Income | |
| Commissions | $48,743 |
| Total income | 48,743 |
| Expenses | |
| Commissions paid | 27,823 |
| Depreciation | 1,136 |
| Professional fees | 2,978 |
| Rent | 3,372 |
| Postage | 1,107 |
| Supplies | 2,469 |
| Insurance | 1,057 |
| Travel and entertainment | 2,571 |
| Other expenses | 576 |
| Total expenses | 43,089 |
| Net income | $ 5,654 |

The accompanying notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.
Towson, Maryland

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|
| Balance - December 31, 2000 | $100 | $28,731 | $(5,407) |
| Net income | - | - | 5,654 |
| Balance - December 31, 2001 | $100 | $28,731 | $ 247 |

The accompanying notes to financial statements are an integral part of these statements.

**TLS FINANCIAL SERVICES, INC.**
**Towson, Maryland**

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2001**

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Commissions received | $49,491 |
| Commissions paid | (28,198) |
| Cash paid for operating expenses | (14,130) |
| Net cash provided by operating activities | 7,163 |
| Net increase in cash | 7,163 |
| Cash - beginning of year | 20,941 |
| Cash - end of year | $28,104 |

Reconciliation of Net Income to
Net Cash Provided by Operating Activities

| | |
|---|---|
| Net income | $ 5,654 |
| Adjustments | |
| Depreciation | 1,136 |
| Changes in Assets and Liabilities | |
| Decrease in commissions receivable | 748 |
| Decrease in commissions payable | (375) |
| Net cash provided by operating activities | $ 7,163 |

The accompanying notes to financial statements are an integral part of these statements.

## TLS FINANCIAL SERVICES, INC.
**Towson, Maryland**

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2001

Note 1 - Significant Accounting Policies

TLS Financial Services, Inc. (a member of the NASD) commenced activities to operate as a brokerage entity in December 1986. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

The Company has elected to be treated as an S Corporation for tax purposes; therefore, no tax provision has been provided.

Office furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on the straight-line method, based on the estimated useful life of five years.

For purposes of the statement of cash flows, cash includes deposits at a financial institution.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Company had net capital and net capital requirements of approximately $28,179 and $5,000, respectively. The Company's net capital ratio was .00 to 1.

Note 3 - Risks, Estimates and Assumptions

Concentrations of Credit Risk

Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash.

The Company maintains cash and cash equivalents with one financial institution. As part of its cash management process, the Company performs periodic evaluations of the relative credit standing of the financial institution.

Note 3 - Risks, Estimates and Assumptions - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 - Operating Lease

The Company leases office space in Towson, Maryland under a short-term operating lease agreement that expires November 30, 2002. Rental expense under this lease for the year ended December 31, 2001 was $3,372. Minimum annual lease commitments through December 31, 2002 are approximately $3,000.

TLS FINANCIAL SERVICES, INC.
TOWSON, MARYLAND

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001